UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Granite City Food & Brewery Ltd.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

38724Q 10 7

(CUSIP Number)

CIC Partners Firm LP

500 Crescent Court, Suite 250

Dallas, Texas 75201

(214) 871-6825

Attn: Diane Gross

With a copy to:

Edward Rhyne

Fulbright and Jaworski L.L.P.

1301 McKinney, Suite 5100

Houston, Texas 77010

(713) 651-5151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38724Q 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Concept Development Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,805,964 shares of Common Stock, 6,000,000 of which are issuable upon conversion of 3,000,000 shares of the Company’s Series A Convertible Preferred Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,139,398 of Common Stock, 6,000,000 of which are issuable upon conversion of 3,000,000 shares of the Company’s Series A Convertible Preferred Stock
11.

Aggregate Amount Beneficially Owned by Each Reporting Person

7,805,964 shares of Common Stock, 6,000,000 of which are issuable upon conversion of 3,000,000 shares of the Company’s Series A Convertible Preferred Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 72.37% based on 10,785,472 Issued and Outstanding Shares (as defined in Item 5 herein)
14.	Type of Reporting Person (See Instructions) OO

(1)	Concept Development Partners LLC (“CDP”) has entered into that certain Shareholder and Voting Agreement dated May 10, 2011 with DHW Leasing, L.L.C. (“DHW Leasing”), and DHW Leasing has executed an Irrevocable Proxy dated May 10, 2011 in favor of CDP pursuant to which, among other things, at any meeting of the issuer’s shareholders, DHW Leasing has agreed to vote its shares in the same manner as the CDP on any matter presented to the shareholders and has granted an irrevocable proxy to CDP to vote all of the shares of the issuer’s common stock which are owned by DHW Leasing. As a result of the Shareholder and Voting Agreement and Irrevocable Proxy, CDP may be deemed to have shared voting power and be a beneficial owner of the shares of the issuer’s common stock which are owned by DHW Leasing. Accordingly, CDP is reporting as a member of a group with but disclaims any beneficial ownership in any shares of capital stock of the issuer owned by DHW Leasing.

CUSIP No. 38724Q 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CIC Partners Firm LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,805,964 shares of Common Stock, 6,000,000 of which are issuable upon conversion of 3,000,000 shares of the Company’s Series A Convertible Preferred Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,139,398 of Common Stock, 6,000,000 of which are issuable upon conversion of 3,000,000 shares of the Company’s Series A Convertible Preferred Stock
11.

Aggregate Amount Beneficially Owned by Each Reporting Person

7,805,964 shares of Common Stock, 6,000,000 of which are issuable upon conversion of 3,000,000 shares of the Company’s Series A Convertible Preferred Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 72.37% based on 10,785,472 Issued and Outstanding Shares (as defined in Item 5 herein)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 38724Q 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CIC II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,805,964 shares of Common Stock, 6,000,000 of which are issuable upon conversion of 3,000,000 shares of the Company’s Series A Convertible Preferred Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,139,398 of Common Stock, 6,000,000 of which are issuable upon conversion of 3,000,000 shares of the Company’s Series A Convertible Preferred Stock
11.

Aggregate Amount Beneficially Owned by Each Reporting Person

7,805,964 shares of Common Stock, 6,000,000 of which are issuable upon conversion of 3,000,000 shares of the Company’s Series A Convertible Preferred Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 72.37% based on 10,785,472 Issued and Outstanding Shares (as defined in Item 5 herein)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.38724Q 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CIC II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,805,964 shares of Common Stock, 6,000,000 of which are issuable upon conversion of 3,000,000 shares of the Company’s Series A Convertible Preferred Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,139,398 of Common Stock, 6,000,000 of which are issuable upon conversion of 3,000,000 shares of the Company’s Series A Convertible Preferred Stock
11.

Aggregate Amount Beneficially Owned by Each Reporting Person

7,805,964 shares of Common Stock, 6,000,000 of which are issuable upon conversion of 3,000,000 shares of the Company’s Series A Convertible Preferred Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 72.37% based on 10,785,472 Issued and Outstanding Shares (as defined in Item 5 herein)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 38724Q 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CDP-ME Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,805,964 shares of Common Stock, 6,000,000 of which are issuable upon conversion of 3,000,000 shares of the Company’s Series A Convertible Preferred Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,139,398 of Common Stock, 6,000,000 of which are issuable upon conversion of 3,000,000 shares of the Company’s Series A Convertible Preferred Stock
11.

Aggregate Amount Beneficially Owned by Each Reporting Person

7,805,964 shares of Common Stock, 6,000,000 of which are issuable upon conversion of 3,000,000 shares of the Company’s Series A Convertible Preferred Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 72.37% based on 10,785,472 Issued and Outstanding Shares (as defined in Item 5 herein)
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 38724Q 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CDP Management Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,805,964 shares of Common Stock, 6,000,000 of which are issuable upon conversion of 3,000,000 shares of the Company’s Series A Convertible Preferred Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,139,398 of Common Stock, 6,000,000 of which are issuable upon conversion of 3,000,000 shares of the Company’s Series A Convertible Preferred Stock
11.

Aggregate Amount Beneficially Owned by Each Reporting Person

7,805,964 shares of Common Stock, 6,000,000 of which are issuable upon conversion of 3,000,000 shares of the Company’s Series A Convertible Preferred Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 72.37% based on 10,785,472 Issued and Outstanding Shares (as defined in Item 5 herein)
14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on May 20, 2011 (the “Schedule 13D”). Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Schedule 13D. Except as otherwise provided herein, all items of the Schedule 13D remain unchanged, and, except to the extent such items are inconsistent with the information herein, such items are incorporated herein.

Item 5. Interest in Securities of the Issuer.

Since the filing of the Schedule 13D, CDP has received, in addition to cash, an aggregate of 139,298 shares of Common Stock through quarterly dividends, on account of its ownership of the Preferred Stock. This Amendment has been filed with the Commission to reflect CDP’s additional ownership in the Common Stock.

(a) All information relating to percentage ownership of the Company’s Common Stock set forth in this Statement is as of the date hereof, based upon the 4,785,472 shares of Common Stock reported by the Company to be issued and outstanding as of March 15, 2012 in its Form 10-K filed with the Commission on March 23, 2012, plus an additional 6,000,000 shares of Common Stock issuable upon conversion of the Preferred Stock for an aggregate total of 10,785,472 shares (the “Issued and Outstanding Shares”).

The Reporting Persons may be deemed to beneficially own 7,805,964 shares of Common Stock, constituting approximately 72.37% of the Issued and Outstanding Shares. However, Messrs. Payne, Johnson, Rawlings, Bashour, Oakey and Doran, as well as CIC Partners, CIC Fund II, CIC II GP, CDP-ME Holdings, LLC and CDP Management Partners, LLC disclaim beneficial ownership of such securities. Pursuant to the Shareholder and Voting Agreement and Irrevocable Proxy, at any meeting of the Company’s shareholders, DHW Leasing has agreed to vote its shares in the same manner as CDP on any matter presented to the shareholders and has granted an irrevocable proxy to CDP to vote all of the shares of the Company’s common stock which are owned by DHW Leasing.

As a result of the Shareholder and Voting Agreement and Irrevocable Proxy, CDP may be deemed to have shared voting power with the shares of the Company’s Common Stock owned by DHW Leasing. Accordingly, CDP is reporting as a member of a group with DHW Leasing. Currently, DHW Leasing beneficially owns 1,666,666 shares of Common Stock, constituting approximately 15.45% of the Issued and Outstanding Shares.

(b) The Reporting Persons have shared dispositive power over the 6,139,398 shares of Common Stock, and DHW Leasing has dispositive power over its 1,666,666 shares of Common Stock. Pursuant to the Shareholder and Voting Agreement and Irrevocable Proxy, the Reporting Persons have shared voting power over the 1,666,666 shares of Common Stock owned by DHW Leasing, and therefore have shared voting power over 7,805,964 shares of Common Stock.

(c) Except for the acquisition of Common Stock through dividends payable on account of ownership of the Preferred Stock, no person identified in Item 2 has effected any transaction in shares of such Common Stock during the 60 days preceding the date of this filing.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2012

CONCEPT DEVELOPMENT PARTNERS LLC		CIC II GP LLC

By:	/s/ Fouad Bashour	By:	/s/ Fouad Bashour
Name:	Fouad Bashour	Name:	Fouad Bashour
Title:	Manager	Title:	Manager

CIC PARTNERS FIRM LP		CDP-ME HOLDINGS, LLC

By:	/s/ Fouad Bashour	By:	/s/ Dean Oakey
Name:	Fouad Bashour	Name:	Dean Oakey
Title:	Director	Title:	Manager

CIC II LP		CDP MANAGEMENT PARTNERS, LLC

By:	CIC II GP LLC	By:	/s/ Dean Oakey
Its:	General Partner	Name:	Dean Oakey
		Title:	Manager
By:	/s/ Fouad Bashour
Name:	Fouad Bashour
Title:	Manager